Exhibit 99.1

•                                          RECORD Q3 REVENUES OF £123.4 MILLION, UP 29.9%

•                                          RECORD Q3 ADJUSTED EBITDA OF £44.9 MILLION, UP 76.8%

MANCHESTER, England. — 13 May 2016 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2016 fiscal third quarter and nine months ended 31 March 2016.

Highlights

•                  Commercial revenues of £65.8 million up 37.7% for the quarter.

•                  Five sponsorship deals announced in the quarter:

•                  New Global deals with Gulf Oil International and 20th Century Fox

•                  Regional deal with YouC1000 (isotonic drinks partner in Indonesia)

•                  MUTV deal with Sina Sports in China

•                  Renewal of partnership with Yanmar

•                  Announced licensing deal with Columbia as Manchester United’s first Official Outdoor Apparel Partner.

•                  International Premier League Broadcasting rights up approximately 40% for the 2017-19 cycle.

Commentary

Ed Woodward, Executive Vice Chairman, commented, “The conclusion to this year’s season demonstrates once again why the Premier League is the most popular league in the most popular sport.

As we reflect on our season, we are delighted by the emergence of yet another crop of exciting young players that demonstrate once again our terrific track record of youth development.  We are looking forward to the FA Cup final on May 21st and hopefully winning this special trophy for a record equaling twelve times.”

Outlook

For fiscal 2016, Manchester United expects:

•                  Revenue to be £500m to £510m.

•                  Adjusted EBITDA to be £178m to £188m.

Key Financials (unaudited)

£ million (except adjusted	Three months ended 31 March			Nine months ended 31 March
diluted earnings per share)	2016	2015	Change	2016	2015	Change
Commercial revenue	65.8	47.8	37.7%	203.1	151.0	34.5%
Broadcasting revenue	27.8	21.7	28.1%	92.7	66.9	38.6%
Matchday revenue	29.8	25.5	16.9%	85.0	71.5	18.9%
Total revenue	123.4	95.0	29.9%	380.8	289.4	31.6%
Adjusted EBITDA*	44.9	25.4	76.8%	142.6	88.1	61.9%

Profit/(loss) for the period (i.e. net income)	13.7	(2.9)	—	37.3	6.0	521.7%
Adjusted profit/(loss) for the period (i.e. adjusted net income)*	11.7	(7.1)	—	32.1	1.5	2040.0%
Adjusted diluted earnings/(loss) per share (pence)*	7.15	(4.34)	—	19.56	0.91	2049.5%

Net debt	348.7	384.2	(9.2)%	348.7	384.2	(9.2)%

* Adjusted EBITDA, adjusted profit/(loss) for the period and adjusted diluted earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the third quarter was £65.8 million, an increase of £18.0 million, or 37.7%, over the prior year quarter.

•                  Sponsorship revenue for the third quarter was £38.8 million, an increase of £1.3 million, or 3.5%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the third quarter was £24.4 million, an increase of £16.8 million, or 221.1% over the prior year quarter, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike.

•                  Mobile & Content revenue for the third quarter was £2.6 million, a decrease of £0.1 million, or 3.7% over the prior year quarter.

Broadcasting

Broadcasting revenue for the third quarter was £27.8 million, an increase of £6.1 million, or 28.1%, over the prior year quarter, primarily due to participation in UEFA competitions and one additional FAPL live broadcast game in the current quarter.

Matchday

Matchday revenue for the third quarter was £29.8 million, an increase of £4.3 million, or 16.9%, over the prior year quarter, primarily due to playing two UEFA Europa League home games in the current quarter.

Other Financial Information

Operating expenses

Total operating expenses for the third quarter were £102.2 million, an increase of £3.2 million, or 3.2%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the third quarter were £56.2 million, an increase of £6.0 million, or 12.0%, over the prior year quarter, primarily due to renewals of existing player contracts, coupled with an uplift in annual player salaries due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the third quarter were £22.3 million, an increase of £2.9 million, or 14.9%, over the prior year quarter, primarily due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing two UEFA competition home games in the current quarter.

Depreciation & amortization

Depreciation for the third quarter was £2.5 million, which was unchanged from the prior year quarter. Amortization for the third quarter was £21.2 million, a decrease of £4.5 million, or 17.5%, over the prior year quarter. The unamortized balance of players’ registrations at 31 March 2016 was £228.3 million.

Net finance costs

Net finance costs for the third quarter were £3.6 million, a decrease of £2.2 million, or 37.9%, over the prior year quarter. The decrease was primarily due to a reduction in interest payable on the secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

The tax expense for the third quarter was £5.9 million, compared to a credit of £8.5 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the third quarter was £5.9 million, an increase of £20.9 million over the prior year quarter, primarily due to increased profit.

Capital expenditure on property, plant and equipment for the third quarter was £0.2 million, a decrease of £0.1 million over the prior year quarter.

Net player and other intangible assets capital expenditure for the third quarter was £16.1 million, an increase of £5.1 million over the prior year quarter.

Dividend

As previously approved, a $0.045 per share quarterly cash dividend on the Company’s outstanding Class A and Class B ordinary shares will be  payable on 10 June 2016, to shareholders of record on 26 May 2016. The stock will begin to trade ex-dividend on 23 May 2016.

The Board of Directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend on the Company’s outstanding Class A and Class B ordinary shares of $0.09 per share which will be paid in January and June 2017.  The specific record, ex dividend, and payment dates with respect to each semi-annual cash dividend will be announced in future releases.

Conference Call Information

The Company’s conference call to review third quarter fiscal 2016 results will be broadcast live over the internet today, 13 May 2016 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 138-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. adjusted net income)

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2015: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2016	2015	2016	2015
Commercial % of total revenue	53.3%	50.3%	53.3%	52.2%
Broadcasting % of total revenue	22.5%	22.8%	24.4%	23.1%
Matchday % of total revenue	24.2%	26.9%	22.3%	24.7%
Home Matches Played
FAPL	5	5	14	15
UEFA competitions	2	—	6	—
Domestic Cups	2	2	4	2
Away Matches Played
UEFA competitions	2	—	6	—
Domestic Cups	2	3	2	4

Other
Employees at period end	797	791	797	791
Staff costs % of revenue	45.5%	52.8%	44.8%	51.2%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2015/16 season	4	5	5	5	19
2014/15 season	3	7	5	4	19

Contacts

Investor Relations:	Media: Philip Townsend
Samanta Stewart	Manchester United plc
+44 207 054 5928	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080
JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2016	2015	2016	2015
Revenue	123,444	94,970	380,770	289,401
Operating expenses	(102,168)	(98,976)	(310,578)	(284,864)
Profit/(loss) on disposal of players’ registrations	1,950	(1,556)	(4,838)	18,204
Operating profit/(loss)	23,226	(5,562)	65,354	22,741
Finance costs	(3,747)	(5,904)	(12,925)	(18,381)
Finance income	185	37	290	136
Net finance costs	(3,562)	(5,867)	(12,635)	(18,245)
Profit/(loss) before tax	19,664	(11,429)	52,719	4,496
Tax (expense)/credit	(5,903)	8,555	(15,391)	1,519
Profit/(loss) for the period	13,761	(2,874)	37,328	6,015

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	8.40	(1.75)	22.78	3.67
Weighted average number of ordinary shares outstanding (thousands)	163,892	163,797	163,889	163,794
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)	8.38	(1.75)	22.72	3.66
Weighted average number of ordinary shares outstanding (thousands)	164,288	164,140	164,288	164,140

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 March 2016	As of 30 June 2015	As of 31 March 2015
ASSETS
Non-current assets
Property, plant and equipment	247,200	250,626	252,494
Investment property	13,475	13,559	13,587
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	230,230	238,944	237,760
Derivative financial instruments	2,692	—	1,323
Trade and other receivables	10,542	3,836	1,000
Deferred tax asset	133,640	133,640	147,284
	1,059,232	1,062,058	1,074,901
Current assets
Inventories	1,293	—	—
Derivative financial instruments	4,553	27	1,354
Trade and other receivables	95,238	83,627	107,716
Current tax receivable	—	124	124
Cash and cash equivalents	104,202	155,752	11,204
	205,286	239,530	120,398
Total assets	1,264,518	1,301,588	1,195,299

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 March 2016	As of 30 June 2015	As of 31 March 2015
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(18,324)	4,729	(6,566)
Retained earnings	178,779	155,285	161,872
	478,359	477,918	473,210
Non-current liabilities
Derivative financial instruments	7,473	2,769	4,087
Trade and other payables	19,620	48,078	39,827
Borrowings	450,551	410,482	392,480
Deferred revenue	15,961	21,583	24,464
Deferred tax liabilities	12,740	17,311	26,569
	506,345	500,223	487,427
Current liabilities
Derivative financial instruments	2,407	2,966	2,340
Trade and other payables	163,014	131,283	118,135
Current tax liabilities	7,626	2,105	1,753
Borrowings	2,356	485	2,950
Deferred revenue	104,411	186,608	109,484
	279,814	323,447	234,662
Total equity and liabilities	1,264,518	1,301,588	1,195,299

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2016	2015	2016	2015
Cash flows from operating activities
Cash generated from/(used in) operations (see supplemental note 4)	14,493	(3,189)	45,601	45,732
Interest paid	(8,419)	(10,907)	(11,537)	(24,136)
Debt finance costs relating to borrowings	—	—	—	(824)
Interest received	129	368	246	457
Income tax paid	(296)	(1,271)	(1,898)	(2,281)
Net cash generated from/(used in) operating activities	5,907	(14,999)	32,412	18,948
Cash flows from investing activities
Purchases of property, plant and equipment	(207)	(293)	(783)	(4,086)
Proceeds from sale of property, plant and equipment	—	—	19	—
Purchases of players’ registrations and other intangible assets	(17,048)	(14,406)	(112,940)	(101,272)
Proceeds from sale of players’ registrations	956	3,447	36,729	20,163
Net cash used in investing activities	(16,299)	(11,252)	(76,975)	(85,195)
Cash flows from financing activities
Proceeds from borrowings	—	—	—	4,704
Repayment of borrowings	(94)	(102)	(277)	(301)
Dividends paid	(10,191)	—	(15,004)	—
Net cash (used in)/generated from financing activities	(10,285)	(102)	(15,281)	4,403
Net decrease in cash and cash equivalents	(20,677)	(26,353)	(59,844)	(61,844)
Cash and cash equivalents at beginning of period	121,611	37,115	155,752	66,365
Effects of exchange rate changes on cash and cash equivalents	3,268	442	8,294	6,683
Cash and cash equivalents at end of period	104,202	11,204	104,202	11,204

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	13,761	(2,874)	37,328	6,015
Adjustments:
Tax expense/(credit)	5,903	(8,555)	15,391	(1,519)
Net finance costs	3,562	5,867	12,635	18,245
(Profit)/loss on disposal of players’ registrations	(1,950)	1,556	4,838	(18,204)
Exceptional items	—	1,275	—	2,336
Amortization	21,164	25,708	64,950	73,931
Depreciation	2,524	2,469	7,491	7,365
Adjusted EBITDA	44,964	25,446	142,633	88,169

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	13,761	(2,874)	37,328	6,015
Exceptional items	—	1,275	—	2,336
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(242)	468	972	(530)
Fair value movement on derivative financial instruments	(1,351)	(1,511)	(4,263)	(3,997)
Hedge ineffectiveness of cash flow hedges	—	234	—	—
Tax expense/(credit)	5,903	(8,555)	15,391	(1,519)
Adjusted profit/(loss) before tax	18,071	(10,963)	49,428	2,305
Adjusted tax (expense)/credit (using a normalised tax rate of 35% (2015: 35%))	(6,325)	3,837	(17,300)	(807)
Adjusted profit/(loss) for the period (i.e. adjusted net income)	11,746	(7,126)	32,128	1,498

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	7.17	(4.35)	19.60	0.91
Weighted average number of ordinary shares outstanding (thousands)	163,892	163,797	163,889	163,794
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence)	7.15	(4.34)	19.56	0.91
Weighted average number of ordinary shares outstanding (thousands)	164,288	164,140	164,288	164,140

4                               Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	13,761	(2,874)	37,328	6,015
Tax expense/(credit)	5,903	(8,555)	15,391	(1,519)
Profit/(loss) before tax	19,664	(11,429)	52,719	4,496
Depreciation	2,524	2,469	7,491	7,365
Amortization	21,164	25,708	64,950	73,931
(Profit)/loss on disposal of players’ registrations	(1,950)	1,556	4,838	(18,204)
Net finance costs	3,562	5,867	12,635	18,245
Loss on disposal of property, plant and equipment	—	—	10	5
Equity-settled share-based payments	375	322	1,170	1,029
Net exchange differences	(255)	438	1,934	(530)
Fair value adjustment to derivative financial instruments	(1,583)	3,131	(5,629)	4,342
Reclassified from hedging reserve	345	(1,383)	1,008	(3,774)
Decrease/(increase) in inventories	211	—	(1,293)	—
(Increase)/decrease in trade and other receivables	(12,605)	(22,468)	1,774	29,930
Decrease in trade and other payables and deferred revenue	(16,959)	(7,400)	(96,006)	(71,103)
Cash generated from/(used in) operations	14,493	(3,189)	45,601	45,732